UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*
State Bank Financial Corporation
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
856190103
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)
[ ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 856190103

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corporation 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	1,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	3.2%
12.	Type of Reporting Person	CO

CUSIP No. 856190103

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael B. Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	1,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	3.2%
12.	Type of Reporting Person	IN, HC

CUSIP No. 856190103

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	1,000,000
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	1,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	3.2%
12.	Type of Reporting Person	IN, HC

CUSIP No. 856190103

Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on February 14, 2011 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4.                     Ownership.

For each Reporting Person:

(a)           Amount beneficially owned:

Each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to beneficially own the 1,000,000 shares of Common Stock held for the accounts of the Funds as of December 31, 2011. Of such 1,000,000 shares of Common Stock, Kensico Partners directly beneficially owns 230,700 shares of Common Stock, Kensico Associates directly beneficially owns 350,748 shares of Common Stock, Kensico Offshore directly beneficially owns 288,200 shares of Common Stock, and Kensico Offshore II directly beneficially owns 130,352 shares of Common Stock.

(b)           Percent of class:

3.2%

This calculation is based on 31,611,581 shares of Common Stock issued and outstanding as of November 10, 2011, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2011 filed with the Commission on November 14, 2011.

(c)           Number of shares to which each Reporting Person has:

(i)           Sole power to vote or direct the vote:  -0-

(ii)           Shared power to vote or direct the vote:  1,000,000

(iii)           Sole power to dispose or to direct the disposition of:  -0-

(iv)           Shared power to dispose of or direct the disposition of:  1,000,000

CUSIP No. 856190103

Item 5.                        Ownership Of Five Percent Or Less Of A Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 856190103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

KENSICO CAPITAL MANAGEMENT CORPORATION
By:	/s/ Michael B. Lowenstein
Michael B. Lowenstein, Authorized Signatory Name/Title
MICHAEL B. LOWENSTEIN /s/ Michael B. Lowenstein
THOMAS J. COLEMAN /s/ Thomas J. Coleman